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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

SOFTBRANDS, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
83402A107
(CUSIP Number)
Joshua N. Korff, Esq.
Kirkland & Ellis LLP
Citigroup Center
153 East 53rd Street
New York, NY 10022
Telephone: (212) 446-4943
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 14, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	83402A107

1	NAMES OF REPORTING PERSONS: ABRY Mezzanine Partners, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
10-0000307

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,804,031 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

11,804,031 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,804,031 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

28.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	83402A107

1	NAMES OF REPORTING PERSONS: ABRY Mezzanine Investors, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
10-0000296

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,804,031 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

11,804,031 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,804,031 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

28.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	83402A107

1	NAMES OF REPORTING PERSONS: ABRY Mezzanine Holdings, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
10-0000278

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,804,031 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

11,804,031 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,804,031 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

28.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	83402A107

1	NAMES OF REPORTING PERSONS: Royce Yudkoff

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,804,031 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

11,804,031 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,804,031 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

28.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 1. Security and Issuer.
     This Amendment No. 1 to Schedule 13D amends and supplements Items 4-7 contained in the Schedule 13D initially filed on August 28, 2005. This statement (the “Statement”) on Schedule 13D relates to the Common Stock, $0.01 par value per share (the “Common Stock”) of SoftBrands, Inc, a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at Two Meridian Crossings, Suite 8800, Minneapolis, MN 55423.
Item 2. Identity and Background.
     Not amended.
Item 3. Source and Amount of Funds or Other Consideration.
     Not amended.
Item 4. Purpose of Transaction.
     Item 4 is hereby amended by adding the following:
     On August 14, 2006, pursuant to the Series D Convertible Preferred Stock and Warrant Purchase Agreement (the “Series D Purchase Agreement”), the Issuer completed the sale of 5,000 shares of its Series D Convertible Preferred Stock, par value $0.01 per share (the “Series D Preferred Stock”), and warrants (the “Series D Warrants”) to purchase 333,333 shares of the Issuer’s Common Stock, for $5,000,000 in a private placement to AMP. The net proceeds from the sale of the Series D Preferred Stock and Series D Warrants were used as partial consideration for the Issuer’s acquisition of MAI Systems Corporation, the parent company of Hotel Information Systems. The Series D Purchase Agreement is set forth as Exhibit 8 hereto. The Purchase Agreement also provides an option to CRP to purchase up to an additional 1,000 shares of Series D Preferred Stock and warrants to purchase up to 66,667 shares of the Issuer’s Common Stock for $1,000,000 that must be exercised on or before September 4, 2006, and if not exercised, may be exercised by AMP through September 8, 2006. The terms of the Series D Preferred Stock are governed by the Series D Convertible Preferred Stock Certificate of Designations (the “Series D Certificate of Designations”), set forth as Exhibit 9 hereto. The Series D Warrants are governed by the terms and conditions substantially similar to those contained in the form of Warrant set forth as Exhibit 4 hereto. In connection with the purchase of the Series D Preferred Stock and Series D Warrants, the Issuer, AMP and CRP also entered into a first amendment to the Issuer’s Amended and Restated Investors’ Rights Agreement. The First Amendment to Amended and Restated Investors Rights Agreement is set forth as Exhibit 10 hereto.
     As a condition to the sale of the Series D Preferred Stock and Series D Warrants, the Issuer also exchanged 18,000 shares of its Series C Convertible Preferred Stock on a share for share basis for 18,000 shares of Series C-1 Convertible Preferred Stock (“Series C-1 Stock”) pursuant to an Exchange Agreement, set forth as Exhibit 11 hereto. The terms of the Series C-1 Stock are governed by the Series C-1 Convertible Preferred Stock Certificate of Designations

(the “Series C-1 Certificate of Designations”), set forth as Exhibit 12 hereto. The Series C-1 Stock is identical to the Series C Stock except with respect to its dividend rate, which is 8% for the Series C-1 Stock rather than the 6% payable on the Series C Stock.
     Except as otherwise described in this Schedule 13D, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or by-laws or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.
     The following is a description of the material terms of the Series D Preferred Stock and Series D Warrants:
     Upon any liquidation, dissolution or winding up of the Issuer approved by the Board of Directors of the Issuer, each holder of Series D Preferred Stock will be entitled to be paid in cash, before any distribution or payment is made on the Issuer’s Common Stock, an amount per share equal to the greater of:
     (x) the liquidation value of such share, as described below, plus accrued and unpaid dividends, and
     (y) the amount that the holder would be entitled to receive in connection with a liquidation event had such holder converted the Series D Preferred Stock into shares of the Issuer’s Common Stock immediately prior to such liquidation event.
     The initial liquidation value per share of the Series D Preferred Stock is $1,000. Dividends on the Series D Preferred Stock will accrue daily on the sum of the then applicable liquidation value and the accrued dividends thereon at an annual rate of 8% per annum. Dividends are payable semi-annually in cash.
     Each share of Series D Preferred Stock is convertible at any time at the holder’s option into the number of shares of the Issuer’s Common Stock computed by multiplying the number of shares of Series D Preferred Stock to be converted by the liquidation value, divided by the conversion price. The conversion price for the Series D Preferred Stock initially will be $1.67, subject to certain anti-dilution adjustments described in the Series D Certificate of Designations.

     The Issuer may redeem the shares of Series D Preferred Stock upon satisfaction of certain conditions set forth in the Series D Certificate of Designations. A holder of Series D Preferred Stock may elect to convert any Series D Preferred Stock to be redeemed by the Issuer into Common Stock in lieu of such redemption.
     At any time that the Investor Director (as defined in the Series D Purchase Agreement) is not a member of the Issuer’s Board of Directors, the Series D Preferred Stock entitles the holders thereof to one board seat so long as AMP continues to hold not less than 20% of the shares of Common Stock issued or issuable upon conversion of the Series D Preferred Stock. At any time when the holders of the Series D Preferred Stock have the right to appoint a member to the Board of Directors of the Issuer, but have not appointed any such member, such holders may have a representative attend meetings of the Board of Directors. The holders of the Series D Preferred Stock are entitled to vote on all matters submitted to the vote of the Issuer’s stockholders, voting as a single class with the common stockholders on an as-converted basis. In addition, the Issuer may not take certain actions without the affirmative vote of the holders of not less than 50% of the Series D Preferred Stock then outstanding.
     From and after the earlier of (i) August 17, 2012 and (ii) the breach of certain representations and/or warranties or the occurrence of certain events which, in each case, are deemed to constitute a Remedy Event (as defined in the Series D Purchase Agreement), the holders of a majority of the Series D Preferred Stock have the right to cause the Issuer to retain an investment banker to advise the Issuer regarding opportunities for a Company Sale (as defined in the Series D Purchase Agreement). However, the ability of the holders of a majority of the Series D Preferred Stock to cause the Issuer to retain an investment banker, and the Issuer’s obligation to consummate a Company Sale, is subject to certain conditions set forth in the Series D Purchase Agreement. The foregoing description of the Series D Preferred Stock and Series D Warrants is qualified in its entirety by reference to the full text of the Series D Certificate of Designations, Series D Purchase Agreement and Series D Warrants.
     The initial exercise price of the Series D Warrants is $1.84 per share. The Series D Warrants are subject to anti-dilution and other adjustments that mirror those applicable to the Series D Preferred Stock. The Series D Warrants are exercisable at any time after February 14, 2007 and expire 10 years after issuance. The foregoing description of the Series D Warrants is qualified in its entirety by reference to the full text of the Warrants and the Series D Purchase Agreement.
     AMP and CRP are party to a First Amendment to Amended and Restated Investor Rights Agreement with the Issuer, pursuant to which the Issuer granted registration rights to those stockholders. Under the agreement, each of the (i) holders of a majority of shares held by AMP or any of its affiliates and (ii) holders of a majority of shares held by CRP may require the Issuer to effect the registration of their shares from time to time. In addition, subject to certain exceptions the stockholders party to the agreement have “piggyback” registration rights to include their shares in any registration statement the Issuer files on its behalf or on behalf of other stockholders. The foregoing description of the First Amendment to Amended and Restated Investor Rights Agreement is qualified in its entirety by reference to the full text of the First Amendment to Amended and Restated Investor Rights Agreement.

Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:
     (a) As of the date hereof, AMP owned 15,000 shares of Series C-1 Stock, 5000 shares of Series D Preferred Stock, 4,000 restricted stock units, 10,000 shares of stock appreciation rights and warrants to purchase 1,333,333 shares of Common Stock. Assuming conversion of all of the shares of Series D Preferred Stock, conversion of all the shares of Series C-1 Stock and exercise of all warrants to acquire shares of the Issuer’s Common Stock, the Reporting Persons may be deemed to indirectly beneficially own an aggregate of 11,804,031 shares of Common Stock, or approximately 28.9% of the Common Stock outstanding.
     (b) By virtue of their potential status as a “group” for purposes of Rule 13d-5, each of the members of the Reporting Group may be deemed to have shared voting and dispositive power over the shares owned by other members. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person are the beneficial owner of any Common Stock referred to in this Statement for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
     (c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.
     (d) Except as stated within Item 4 and Item 5 of this Statement, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.
     (e) Inapplicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The response to Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of such Item 6:
     (d) Series D Purchase Agreement. The information contained in items 4 and 5 is incorporated herein by reference.
     (e) First Amendment to Amended and Restated Investors’ Rights Agreement. The information contained in items 4 and 5 is incorporated herein by reference.
     (f) Rights Plan. The information contained in items 4 and 5 is incorporated herein by reference.
     The foregoing discussion is qualified in its entirety by reference to the Purchase Agreement, as amended by the First Amendment, Waiver and Consent to Series C Convertible Preferred Stock and Warrant Purchase Agreement, the Series D Purchase Agreement, the First

Amendment to Amended and Restated Investors’ Rights Agreement and the Rights Plan, the terms of which are incorporated herein by reference to Exhibits 2, 5, 6, 8, 11 and 14 hereto.
Item 7. Material to be filed as Exhibits.
     The response to Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of such Item 7:

Exhibit 7	Series D Convertible Preferred Stock and Warrant Purchase Agreement dated as of August 14, 2006, by and among SoftBrands, Inc., ABRY Mezzanine Partners, L.P., and Capital Resource Partners V, L.P. filed as Exhibit 10.1 to Form 8-K filed by the Issuer on August 18, 2006 is hereby incorporated by reference herein.

Exhibit 8	Certificate of Designations of the Series D Convertible Preferred Stock filed as Exhibit 3.2 to Form 8-K filed by the Issuer on August 18, 2006 is hereby incorporated by reference herein.

Exhibit 9	Form of Warrant to purchase Common Stock of SoftBrands, Inc. filed as Exhibit 4.1 to Form 8-K filed by the Issuer on August 18, 2006 is hereby incorporated by reference herein.

Exhibit 10	First Amendment to Amended and Restated Investors’ Rights Agreement dated as of August 14, 2006, by and among SoftBrands, Inc., ABRY Mezzanine Partners, L.P. and Capital Resource Partners V, L.P. filed as Exhibit 10.2 to Form 8-K filed by the Issuer on August 18, 2006 is hereby incorporated by reference herein.

Exhibit 11	Exchange Agreement, dated as of August 14, 2006, by and among SoftBrands, Inc., ABRY Mezzanine Partners, L.P. and Capital Resource Partners V, L.P. filed as Exhibit 10.4 to Form 8-K filed by the Issuer on August 18, 2006 is hereby incorporated by reference herein.

Exhibit 12	Second Amended and Restated Rights Plan, dated as of August 14, 2006, by and between Soft Brands Inc. and Wells Fargo Bank Minnesota, National Association filed as Exhibit 4.2 to Form 8-K filed by the Issuer on August 18, 2006 is hereby incorporated by reference.

Exhibit 13	First Amendment, Waiver and Consent to Series C Convertible Preferred Stock and Warrant Purchase Agreement dated as of August 14, 2006 by and among SoftBrands, Inc., ABRY Mezzanine Partners, L.P., and Capital Resource Partners V, L.P. filed as Exhibit 10.3 to Form 8-K filed by the Issuer on August 18, 2006 is hereby incorporated by reference herein.

Exhibit 14	Certificate of Designations of the Series C-1 Convertible Preferred Stock filed as Exhibit 3.1 to Form 8-K filed by the Issuer on August 18, 2006 is hereby incorporated by reference herein.

Signature
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

ABRY MEZZANINE PARTNERS, L.P.

By:	ABRY MEZZANINE INVESTORS, L.P.,
Its:	General Partner

By:	ABRY MEZZANINE HOLDINGS, LLC,
Its:	General Partner

By:	/s/ Royce Yudkoff

Name:	Royce Yudkoff
Title:	Authorized Signatory

ABRY MEZZANINE INVESTORS, L.P.

By:	ABRY Mezzanine Holdings, LLC,
Its:	General Partner

By:	/s/ Royce Yudkoff

Name:	Royce Yudkoff
Title:	Authorized Signatory

ABRY MEZZANINE HOLDINGS, LLC.
By:
Its:	Managing Member

By:	/s/ Royce Yudkoff

Name:	Royce Yudkoff
Title:	Authorized Signatory

/s/ Royce Yudkoff

Royce Yudkoff